SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 1)

                                Biomatrix, Inc.
_______________________________________________________________________________
                                (Name of Issuer)

                         Common Stock, $.0001 par value
_______________________________________________________________________________
                         (Title or Class of Securities)

                                  09060P-10-2
_______________________________________________________________________________
                                 (CUSIP Number)


                  Rory B. Riggs                       Justin P. Morreale, Esq.
                  Biomatrix, Inc.                     Bingham Dana LLP
                  65 Railroad Avenue                  150 Federal Street
                  Ridgefield, NJ 07657                Boston, MA 02110
                  (201) 945-9550                      (617) 951-8000
_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 16, 1998
_______________________________________________________________________________
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________
 1       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Rory B. Riggs

_______________________________________________________________________________
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         Not Applicable.                   __
                                     (a)  /__/

                                          __
                                     (b) /__/

_______________________________________________________________________________
 3       SEC USE ONLY


_______________________________________________________________________________
 4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF
_______________________________________________________________________________
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO\
         ITEMS 2(d) OR 2(e)                   __
         Not Applicable.                     /__/
_______________________________________________________________________________
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
_______________________________________________________________________________

                                  7     SOLE VOTING POWER

   NUMBER OF                            861,000 - 7.8% (See Item 5)
   SHARES
   BENEFICIALLY                  8      SHARED VOTING POWER
   OWNED BY
   EACH                                 None.
   REPORTING PERSON
   WITH                          9      SOLE DISPOSITIVE POWER
   REPORTING
   PERSON                               861,000 - 7.8% (See Item 5)

                                10      SHARED DISPOSITIVE POWER

                                        None.
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         861,000 -- 7.8%       (See Item 5)

_______________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
         Not Applicable.

_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%

_______________________________________________________________________________
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     The Reporting Person purchased 300,000 shares of Common Stock of Biomatrix in a private purchase from Biomatrix on September 7, 1995, for an aggregate consideration of $1,830,900. The Reporting Person purchased an additional 200,000 shares of Common Stock of Biomatrix in a private purchase from Biomatrix on April 2, 1996, for an aggregate consideration of $2,450,000, which consideration consisted of a promissory note of the Reporting Person due April 2, 2000 payable for such amount and incurring simple interest at an annual rate of 6% secured by the shares purchased in connection therewith. The Reporting Person repaid such note in full during the third quarter of 1998. The Reporting Person purchased an additional 35,000 shares of Common Stock of Biomatrix in a private purchase from Biomatrix on June 30, 1997, for an aggregate consideration of $630,000 paid in cash. The Reporting Person also purchased 5,000 shares of Common Stock of Biomatrix at $31.00 per share on October 21, 1997, in an open-market purchase paid with personal funds. The Reporting Person entered into additional transactions with Biomatrix in which the Reporting Person purchased an additional 11,000, 10,000, and 200,000 shares of Common Stock of Biomatrix in private purchases from Biomatrix on May 29, 1997, March 31, 1998, and June 16, 1998, respectively, for aggregate consideration of $151,500, $280,000, and $6,700,000, respectively, which consideration consisted in each case of a 10-year promissory note of the Reporting Person incurring simple interest at an annual rate of 7.18%, 5.91%, and 6.02%, respectively, in each case secured by the shares purchased in connection therewith. Each of the above-described private purchases of Common Stock of Biomatrix occurred at the principal executive offices of Biomatrix. The remaining 100,000 shares of Common Stock of Biomatrix beneficially owned by the Reporting Person constitute shares issued upon exercise of options granted to the Reporting Person pursuant to Biomatrix's 1984 Stock Option Plan, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

     The Reporting Person owns beneficially a total of 861,000 shares of Common Stock of Biomatrix, representing approximately 7.8% of the outstanding shares of Common Stock of Biomatrix. The Reporting Person has sole power to vote and dispose of such shares. No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the shares of Common Stock of Biomatrix reported in this Schedule 13D.

     The Reporting Person has engaged in no transaction in the securities of Biomatrix in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER :

     As described in further detail in Item 3, in several private purchases of shares of Common Stock of Biomatrix, as consideration for such shares, the Reporting Person delivered to Biomatrix promissory notes, the payment of which is secured by the shares purchased therewith, which shares are subject to certain pledge agreements between the Reporting Person and Biomatrix. Under such pledge agreements, the shares subject to each such pledge shall be reduced on a pro rata basis upon the Reporting Person's repayment of any part of the amount owed to Biomatrix under the note to which such pledge agreement relates. In each such case, the shares are also subject to additional conditions set forth in a Restricted Stock Purchase Agreement between the Reporting Person and Biomatrix, which provides that, in the event of termination of the Reporting Person's employment or consultancy, Biomatrix may repurchase any of the shares that have not been released in accordance with the schedule set forth in such agreement at a purchase price equal to the price paid by the Reporting Person for such shares plus any interest accrued on such amount under the note delivered by the Reporting Person in connection with his purchase of such shares.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   September 11, 1998
                                                           (Date)


                                                   /s/ Rory B. Riggs
                                                        (Signature)


                                                        Rory B. Riggs
                                                         (Name/Title)